Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

GRUBB & ELLIS HEALTHCARE REIT, INC.

SUPPLEMENT NO. 6 DATED APRIL 7, 2008
TO THE PROSPECTUS DATED DECEMBER 14, 2007

This document supplements, and should be read in conjunction with, our prospectus dated December 14, 2007, as supplemented by Supplement No. 1, dated January 4, 2008, Supplement No. 2, dated January 30, 2008, Supplement No. 3, dated February 12, 2008, Supplement No. 4, dated February 27, 2008, and Supplement No. 5, dated March 17, 2008, relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 6 is to disclose:

•	the status of our initial public offering;

•	our acquisition of Liberty Falls Medical Plaza in Liberty Township, Ohio;

•	our acquisition of Epler Parke Building B in Indianapolis, Indiana;

•	our acquisition of Cypress Station Medical Office Building in Houston, Texas;

•	our acquisition of Vista Professional Center in Lakeland, Florida; and

•	our acquisition of the Texas properties of Senior Care Portfolio 1 in Arlington, Galveston, Port Arthur and Texas City, Texas and our probable acquisition of the California properties of Senior Care Portfolio 1 in El Monte and Lomita, California.

Status of Our Initial Public Offering

As of March 21, 2008, we had received and accepted subscriptions in our offering for 26,428,251 shares of our common stock, or approximately $263,986,000, excluding shares issued under our distribution reinvestment plan.

Acquisition of Liberty Falls Medical Plaza

On March 19, 2008, we, through our subsidiary, G&E Healthcare REIT Liberty Falls Medical Plaza, LLC, acquired a fee simple interest in Liberty Falls Medical Plaza located in Liberty Township, Ohio, or the Liberty Falls property, from an unaffiliated third party for a purchase price of $8,150,000, plus closing costs.

Financing and Fees

We financed the purchase price of the Liberty Falls property with $7,600,000 in borrowings under our secured revolving line of credit with La Salle National Bank Association, or LaSalle, and KeyBank National Association, or KeyBank, as disclosed in our prospectus. An acquisition fee of $245,000, or 3.0% of the purchase price, was paid to Grubb & Ellis Healthcare REIT Advisor, LLC, or our advisor, and its affiliates in connection with the acquisition.

Description of the Property

The Liberty Falls property consists of a Class A multi-tenant medical office building in Liberty Township, Ohio. The construction of this two story medical office building was completed in January 2008. The property consists of approximately 44,000 square feet of gross leasable area, or GLA, located on approximately 2.2 acres of land. The Liberty Falls property is approximately 91.0% leased.

We anticipate that the principal businesses which will occupy the building will be healthcare providers. The largest tenant, Mercy Hospital Fairfield, occupies approximately 22,000 square feet, or approximately 50.0% of the Liberty Falls property, pursuant to a lease that expires on January 31, 2018, with one five-year renewal option. Mercy Hospital Fairfield is part of the Mercy Health Partners of Southwest Ohio, which is a member of Catholic Healthcare Partners. Mercy Hospital Fairfield’s main hospital campus is approximately nine miles east of the Liberty Falls property. Mercy Hospital Fairfield employs approximately 1,150 persons, and has approximately 600 affiliated physicians. The first year rental rate for Mercy Hospital Fairfield is approximately $351,000, or $16.00 per square foot.

Liberty Falls, LLC, the seller, has executed a three year lease for approximately 18,000 square feet, or approximately 41.0% of the Liberty Falls property, during which they may find qualified replacement tenants to lease the space.

Triple Net Properties Realty, Inc., or Realty, serves as the property manager and provides services and receives certain fees and expense reimbursements in connection with the operation and management of the Liberty Falls property.

There are approximately five comparable properties located in the surrounding market that might compete with the Liberty Falls property.

Management currently has no renovation plans for the property and believes that the property is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, the depreciable basis in the Liberty Falls property will be approximately $7.6 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings based upon estimated useful lives of 39 years. For 2007, the Liberty Falls property paid real estate taxes of approximately $19,000 at a rate of 1.81%.

The following table sets forth the lease expirations of the Liberty Falls property for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases.

% of Gross
Annual Rent
		Total Square	Gross Annual	Represented
	No. of Leases	Feet of Expiring	Rent of	by Expiring
Year	Expiring	Leases	Expiring Leases	Leases

2008	—	—	$—	—%
2009	—	—	$—	—%
2010	—	—	$—	—%
2011	1	18,000	$243,000	40.92%
2012	—	—	$—	—%
2013	—	—	$—	—%
2014	—	—	$—	—%
2015	—	—	$—	—%
2016	—	—	$—	—%
2017	—	—	$—	—%

The Liberty Falls property is a newly constructed building, therefore there are no historical figures related to the property’s average occupancy rate or average effective annual rental rate per square foot.

Acquisition of Epler Parke Building B

On March 24, 2008, we, through our subsidiary, G&E Healthcare REIT Epler Parke Building B, LLC, acquired a fee simple interest in Epler Parke Building B located in Indianapolis, Indiana, or the Epler B property, from an unaffiliated third party for a purchase price of $5,850,000, plus closing costs.

Financing and Fees

We financed the purchase price of the Epler B property with $6,100,000 in borrowings under our secured revolving line of credit with La Salle and KeyBank. An acquisition fee of $176,000, or 3.0% of the purchase price, was paid to our advisor and its affiliates.

Description of the Property

The Epler B property consists of a multi-tenant medical office building in Indianapolis, Indiana. The property is approximately four miles north of Community Hospital South, the area’s major regional hospital. The Epler B property was built in 2004 and consists of approximately 34,000 square feet of GLA, located on approximately 4.0 acres of land. The Epler B property is approximately 95.0% leased.

The principal businesses occupying the building are healthcare providers and an insurance provider. The four largest tenants, IU Medical Group-Primary Care, or IU Medical Group, World Harvest Dental, Inc., Dr. Jeffrey N. Dewester, MD and State Farm Mutual Automobile Insurance Company, or State Farm, have been occupants of the property since 2007, 2004, 2007 and 2004, respectively.

IU Medical Group leases approximately 10,000 square feet, or approximately 29.2% of the Epler B property, pursuant to a lease that expires in March 2017. The rental rate per annum for IU Medical Group is approximately $140,000, or $14.00 per square foot.

World Harvest Dental, Inc. leases approximately 6,000 square feet, or approximately 17.7% of the Epler B property, pursuant to a lease that expires in July 2015. The rental rate per annum for World Harvest Dental, Inc. is approximately $105,000, or $17.27 per square foot.

Dr. Jeffrey N. Dewester, MD leases approximately 5,000 square feet, or approximately 14.7% of the Epler B property, pursuant to a lease that expires in October 2012. The rental rate per annum for Dr. Jeffrey N. Dewester, MD is approximately $97,000, or $19.25 per square foot.

State Farm leases approximately 4,000 square feet, or approximately 11.4% of the Epler B property, pursuant to a lease that expires in June 2009. The rental rate per annum for State Farm is approximately $56,000, or $14.00 per square foot.

Realty serves as the property manager and provides services and receives certain fees and expense reimbursements in connection with the operation and management of the Epler B property.

The Epler B property faces competition from other nearby medical office buildings that provide comparable services. Most of the medical office buildings with which the Epler B property competes are similarly located in proximity to Community Hospital South.

Management currently has no renovation plans for the property and believes that the property is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, the depreciable basis in the Epler B property will be approximately $4.7 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings based upon estimated useful lives of 39 years. For 2007, the Epler B property paid real estate taxes of approximately $76,000 at a rate of 2.15%.

The following table sets forth the lease expirations of the Epler B property for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases.

				% of Gross
				Annual Rent
		Total Square	Gross Annual	Represented
	No. of Leases	Feet of Expiring	Rent of	by Expiring
Year	Expiring	Leases	Expiring Leases	Leases

2008	—	—	$—	—%
2009	1	4,000	$55,000	10.67%
2010	—	—	$—	—%
2011	1	1,000	$10,000	1.93%
2012	1	5,000	$97,000	18.95%
2013	2	5,000	$81,000	16.03%
2014	—	—	$—	—%
2015	1	6,000	$105,000	20.48%
2016	1	2,000	$24,000	4.62%
2017	1	10,000	$140,000	27.33%

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for the Epler B property for the last four years:

		Average Effective Annual Rental
Year	Average Occupancy Rate	Rate per Square Foot

2004	27%	$14.58
2005	29%	$15.59
2006	37%	$15.55
2007	72%	$15.07

Acquisition of Cypress Station Medical Office Building

On March 25, 2008, we, through our subsidiary, G&E Healthcare REIT Cypress Station, LLC, acquired a fee simple interest in Cypress Station Medical Office Building located in Houston, Texas, or the Cypress Station property, from an unaffiliated third party for a purchase price of $11,200,000, plus closing costs. We previously referred to this property as the Cypress Station Medical Building.

Financing and Fees

We financed the purchase price of the Cypress Station property with a secured loan of $7,300,000 from National City Bank, or National City, and $4,500,000 in borrowings under our secured revolving line of credit with LaSalle and KeyBank. An acquisition fee of $336,000, or 3.0% of the purchase price, was paid to our advisor and its affiliates.

On March 25, 2008, we, through G&E Healthcare REIT Cypress Station, LLC, obtained a secured loan, or the Cypress Station loan, with National City. The Cypress Station loan is evidenced by a Promissory Note in the principal amount of $7,300,000, or the Cypress Station note. The Cypress Station note is secured by a Deed of Trust, Security Agreement, Assignment of Leases and Rents and Financing Statement on the Cypress Station property, and a Limited Guaranty of Payment by which we guarantee payment of up to $730,000 plus all accrued interest and enforcement costs. The Cypress Station loan matures on September 1, 2011, but may be extended for two consecutive 12-month periods, each subject to satisfaction of certain conditions, including payment of an extension fee equal to fifteen one-hundredths of the outstanding principal balance of the loan. The loan provides for monthly principal and interest payments due on the first day of each calendar month, beginning on May 1, 2008. The loan bears interest at per annum rates equal to the LIBOR rate, as defined in the Cypress Station note, plus 1.75%. If any monthly payment that is due is not received by National City within 10 days after such payment is due, the loan provides for a late charge equal to 5.0% of such payment. In the event of a default, the loan also provides for a default interest rate equal to the lesser of: (a) the maximum lawful rate, or (b) 5.0% over National City’s corporate market rate, as described in the Cypress Station note. Subject to certain conditions, the loan may be prepaid in whole or in part, without paying a prepayment premium. The loan documents contain certain customary representations, warranties, covenants and indemnities.

Description of the Property

The Cypress Station property consists of a multi-tenant medical office building in Houston, Texas. The property is adjacent to Houston Northwest Medical Center, the largest provider of healthcare services in North Houston. The Cypress Station property was built in 1981 and renovated between 2004 and 2006, and consists of approximately 52,000 square feet of GLA, located on approximately 2.7 acres of land. The Cypress Station property is 100% leased.

The principal businesses occupying the building are healthcare providers. Tenants of the Cypress Station property typically require proximity to the Houston Northwest Medical Center, a 380-bed full-service hospital, and also typically have an affiliation with the hospital campus. The largest tenants, Northwest Diagnostic Clinic, P.A., North Houston Gastroenterology Clinic and Southeast Texas Oncology, have been occupants of the property since 2005, 2006 and 2005, respectively.

Northwest Diagnostic Clinic leases approximately 34,000 square feet, or approximately 65.4% of the Cypress Station property, pursuant to a lease that expires in December 2019 with rent increases throughout the term. Northwest Diagnostic Clinic is an imaging center that provides comprehensive outpatient diagnostic services, including magnetic resonance imaging/magnetic resonance angiography (MRI/MRA) equipment, computed tomography (CT), nuclear medicine, ultrasound and plain film radiography (XRAY). Northwest Diagnostic Clinic also features “virtual colonoscopy,” an imaging method that minimizes the patient’s discomfort, while providing significant clinical information for screening for pre-cancerous lesion of the colon. The Northwest Diagnostic Clinic has joined with Houston Medical Research Associates to conduct clinical research studies and pharmaceutical trials in a controlled and academic setting. The Northwest Diagnostic Clinic employs more than 20 persons and 10 physicians. The rental rate per annum for 2008 is approximately $589,000, or $17.00 per square foot.

Realty serves as the property manager and provides services and receives certain fees and expense reimbursements in connection with the operation and management of the Cypress Station property.

There are approximately five comparable properties located in the surrounding market that might compete with the Cypress Station property. Most of the medical office buildings with which the Cypress Station property competes are similarly located in proximity to Houston Northwest Medical Center.

Management currently has no renovation plans for the property and believes that the property is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, the depreciable basis in the Cypress Station property will be approximately $10.1 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings based upon estimated useful lives of 39 years. For 2007, the Cypress Station property paid real estate taxes of approximately $67,000 at a rate of 6.0%.

The following table sets forth the lease expirations of the Cypress Station property for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases.

% of Gross
Annual Rent
		Total Square	Gross Annual	Represented
	No. of Leases	Feet of Expiring	Rent of	by Expiring
Year	Expiring	Leases	Expiring Leases	Leases

2008	—	—	$—	—%
2009	—	—	$—	—%
2010	3	8,000	$132,000	14.48%
2011	3	10,000	$190,000	21.88%
2012	—	—	$—	—%
2013	—	—	$—	—%
2014	—	—	$—	—%
2015	—	—	$—	—%
2016	—	—	$—	—%
2017	—	—	$—	—%

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for the Cypress Station property for the last five years:

		Average Effective Annual Rental
Year	Average Occupancy Rate	Rate per Square Foot

2003	66%	$13.50
2004	95%	$13.50
2005	100%	$16.65
2006	100%	$18.23
2007	100%	$17.52

Acquisition of Vista Professional Center

On March 27, 2008, we, through our subsidiary, G&E Healthcare REIT Vista Professional Center, LLC, acquired a fee simple interest in Vista Professional Center located in Lakeland, Florida, or the Vista Professional property, from an unaffiliated third party for a purchase price of $5,250,000, plus closing costs.

Financing and Fees

We financed the purchase price of the Vista Professional property with $5,300,000 in borrowings under our secured revolving line of credit with La Salle and KeyBank and the remaining balance from funds raised through this offering. An acquisition fee of $158,000, or 3.0% of the purchase price, was paid to our advisor and its affiliates.

Description of the Property

The Vista Professional property consists of four multi-tenant medical office buildings in Lakeland, Florida. The property is located in close proximity to Lakeland Regional Medical Center, a not-for-profit hospital. The Vista Professional property was constructed in two separate phases, with the first phase completed in 1996 and the second phase completed in 1998. The Vista Professional property consists of approximately 32,000 square feet of GLA and is located on approximately 4.6 acres of land. The Vista Professional property is approximately 95.0% leased.

The principal businesses occupying the building are healthcare providers and healthcare-related service providers. Five tenants, First Service Administrators, Inc., or First Service, Pediatric Health Choice, Senior

Home Care, Inc., or Senior Home, The Center for Retina & Macular Disease, Inc., and Laboratory Corporation of America, have been occupants of the property since 2007, 2000, 2001, 1996 and 2003, respectively.

First Service leases approximately 11,000 square feet, or approximately 34.7% of the Vista Professional property, pursuant to a lease that expires in February 2014, with three additional five-year renewal options. First Service is a third party administrator that specializes in offering private and public employers employee benefit consulting, benefits administration, cost containment strategies and stop loss coverage. The rental rate per annum for First Service is approximately $161,000, or $14.50 per square foot.

Pediatric Health Choice leases approximately 6,000 square feet, or approximately 17.5% of the Vista Professional property, pursuant to a lease that expires in December 2009. Pediatric Health Choice specializes in providing health care services to children with short-term, intermittent and/or complex chronic care needs, either in the home or in an ambulatory care center. The rental rate per annum for Pediatric Health Choice is approximately $77,000, or $13.70 per square foot.

Senior Home leases approximately 4,000 square feet, or approximately 13.1% of the Vista Professional property, pursuant to a lease that expires in November 2008. Senior Home provides patients with home health care services throughout the state of Florida, including treatment of medical or surgical conditions, medical condition observation and education, medication education and administration, mental health services and wound care. The rental rate per annum for Senior Home is approximately $60,000, or $14.32 per square foot.

The Center for Retina & Macular Disease, Inc. leases approximately 4,000 square feet, or approximately 12.5% of the Vista Professional property, pursuant to a lease that expires in November 2012, with three additional five-year renewal options. The Center for Retina & Macular Disease, Inc. assists patients with a variety of eye ailments, including low vision evaluation and rehabilitation, retinal tears/retinal detachments and macular degeneration. The rental rate per annum for The Center for Retina & Macular Disease, Inc. is approximately $58,000, or $14.50 per square foot.

Laboratory Corporation of America leases approximately 3,000 square feet, or approximately 10.0% of the Vista Professional property, pursuant to a lease that expires in May 2009. Laboratory Corporation of America is one of the world’s largest clinical laboratories, with over $4.1 billion in annual revenues in 2007 and approximately 26,000 employees. The company is listed on the New York Stock Exchange and offers a broad range of genomic/esoteric tests. The rental rate per annum for Laboratory Corporation of America is approximately $53,000, or $15.50 per square foot.

Realty serves as the property manager and provides services and receives certain fees and expense reimbursements in connection with the operation and management of the Vista Professional property.

The Vista Professional property faces competition from approximately seven other nearby medical office buildings that provide comparable services. Most of the medical office buildings with which the Vista Professional property competes are similarly located in proximity to Lakeland Regional Medical Center.

Management currently has no renovation plans for the property and believes that the property is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, the depreciable basis in the Vista Professional property will be approximately $4.9 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings based upon estimated useful lives of 39 years. For 2007, the Vista Professional property paid real estate taxes of approximately $63,000 at a rate of 1.87%.

The following table sets forth the lease expirations of the Vista Professional property for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases.

				% of Gross
				Annual Rent
		Total Square	Gross Annual	Represented
	No. of Leases	Feet of Expiring	Rent of	by Expiring
Year	Expiring	Leases	Expiring Leases	Leases

2008	1	4,000	$60,000	13.61%
2009	1	6,000	$77,000	17.31%
2010	1	2,000	$34,000	7.60%
2011	—	—	$—	—%
2012	1	4,000	$58,000	13.11%
2013	1	3,000	$53,000	11.97%
2014	1	11,000	$161,000	36.39%
2015	—	—	$—	—%
2016	—	—	$—	—%
2017	—	—	$—	—%

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for the Vista Professional property for the last five years:

		Average Effective Annual Rental
Year	Average Occupancy Rate	Rate per Square Foot

2003	93%	$12.53
2004	100%	$12.88
2005	100%	$13.31
2006	96%	$13.51
2007	84%	$14.26

Acquisition of Senior Care Portfolio 1

On March 31, 2008, we, through our subsidiary, G&E Healthcare REIT Senior Care Portfolio 1, LLC, entered into a Purchase and Sale Agreement and Escrow Instructions, or the Agreement, to acquire Senior Care Portfolio 1, from an unaffiliated third party, for a purchase price of $39,600,000. Senior Care Portfolio 1 consists of six properties, four of which are located in Texas, or the Texas properties, and two of which are located in California, or the California properties. The purchase price of Senior Care Portfolio 1 is allocated as $29,900,000 for the Texas properties and $9,700,000 for the California properties. The Agreement provides that the closing date for both the Texas properties and the California properties shall have occurred on or before March 31, 2008. However, the Agreement further provides that should the seller be unable to obtain ground lease documents pertaining to one of the California properties, the closing date of the Texas properties shall remain the same, but the closing date for the California properties is to be postponed to 10 days after the receipt of the ground lease documents, but not earlier than April 23, 2008 and not later than May 30, 2008.

On March 31, 2008, we acquired a fee simple interest in the Texas properties of Senior Care Portfolio 1 for a purchase price of $29,900,000, plus closing costs. The Texas properties are located in Arlington, Galveston, Port Arthur and Texas City, Texas.

Financing and Fees

We financed the purchase price of the Texas properties with an advance of $18,000,000 under a $24,800,000 secured loan with Red Mortgage Capital, Inc. and $14,800,000 in borrowings under our secured revolving line of credit with LaSalle and KeyBank. An acquisition fee of $897,000, or 3.0% of the purchase price, was paid to our advisor and its affiliates.

On March 31, 2008, we, through G&E Healthcare REIT Senior Care Portfolio 1, LLC, obtained a secured loan, or the Senior Care loan, with Red Mortgage Capital, Inc. The Senior Care loan is evidenced by a Loan Agreement, or the Senior Care loan agreement, and a Secured Promissory Note in the principal amount of $24,800,000, or the Senior Care note. The Senior Care loan agreement provides that the loan amount shall be in the maximum principal amount of $18,000,000 if we subsequently do not acquire the California properties. The Senior Care note is currently secured by a Deed of Trust on the each of the Texas properties, a Key Principal Guaranty by which we guarantee the full, prompt and complete repayment of the Senior Care note, and a Security Agreement of Membership Interests by which we pledge 100% of our membership interest in G&E Healthcare REIT Senior Care Portfolio 1, LLC. Upon the closing date of the California properties, we are required to secure the remaining principal amount of $6,800,000 with the California properties. The Senior Care loan matures on March 31, 2010, but may be extended for one 12-month period, subject to satisfaction of certain conditions, including payment of an extension fee equal to 0.25% of the then outstanding principal balance of the loan. The loan provides for monthly interest-only payments due on the first day of each calendar month, beginning on May 1, 2008. Should we elect to utilize the 12-month extension period, the loan provides for monthly principal and interest payments due on the first day of each calendar month, beginning on April 1, 2010. The loan bears interest at per annum rates equal to the 30-day LIBOR rate, plus 2.0%. In no event and at no time shall the interest rate be less than 4.75%. If any monthly payment that is due is not received by Red Mortgage Capital, Inc. within 10 days after such payment is due, the Senior Care loan provides for a late charge equal to 4.0% of such payment. In the event of a default, the Senior Care loan also provides for a default interest rate equal to 4.0% over the interest rate. Subject to certain conditions, the loan may be prepaid in whole or in part, after the first 12 months, without paying a prepayment premium. The Senior Care loan also requires an exit fee, upon the earlier of repayment of all or any portion of the Senior Care loan or at the maturity date, in an amount equal to 0.75% of the loan amount. The entire exit fee or a proportionate share of the exit fee may be waived if all or a portion of the Senior Care loan is refinanced by Red Mortgage Capital, Inc. or its affiliates, or in the event a corporate debt placement or a secured or unsecured line of credit is utilized to pay off all or a portion of the Senior Care loan. The loan documents contain certain customary representations, warranties, covenants and indemnities.

Description of Senior Care Portfolio 1

Senior Care Portfolio 1 consists of one assisted living facility located in Arlington, Texas, three skilled nursing facilities located in Galveston, Port Arthur and Texas City, Texas, and two skilled nursing facilities located in El Monte and Lomita, California. The Texas properties were constructed between 1993 and 1994, and the California properties were constructed in 1959 and 1965. Combined, the Texas properties and the California properties consist of 749 Licensed Beds/Units and approximately 226,000 square feet of GLA located on approximately 18.0 acres of land.

The Texas properties are operated and master-leased by Southwest LTC, a Texas-based operator of 18 skilled nursing facilities and one assisted living facility. The master lease is a triple-net lease that commenced in 1998, with the current term expiring in June 2016. The primary focus of Southwest LTC, is to provide skilled nursing and rehabilitative care, as well as traditional long term care services to its residents. The rental rate per annum for Southwest LTC is approximately $2,650,000, or $17.10 per square foot.

The Texas properties face competition from other nearby senior care facilities that provide comparable services. Most of the senior care facilities with which the Texas properties compete are similarly located throughout the Houston-Galveston metropolitan area as well as the Arlington-Dallas-Fort Worth metropolitan area.

The California properties are operated and leased by subsidiaries of North American Health Care, Inc., a California-based operator of skilled nursing facilities. The two leases for the California properties commenced in 1997 and expire in July 2017. The primary focus of North American Health Care is to provide skilled nursing and rehabilitative care to its residents. Additional services provided include providing procurement suggestions, procurement services, accounting services and other services for owners and/or operators of long-term health care facilities, as well as sub-acute care and assisted living facilities. The rental rate per annum for North American Health Care is approximately $814,000, or $11.41 per square foot.

The California properties face competition from other nearby senior care facilities that provide comparable services. Most of the senior care facilities with which the Senior Care Portfolio 1 competes are similarly located throughout the greater Los Angeles metropolitan area.

Realty serves as the property manager and receives certain fees and expense reimbursements in connection with the operation and management of Senior Care Portfolio 1.

Management currently has no renovation plans for Senior Care Portfolio 1 and believes that Senior Care Portfolio 1 is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, the depreciable basis in Senior Care Portfolio 1 will be approximately $24.4 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings based upon estimated useful lives of 39 years. For 2007, Senior Care Portfolio 1 paid real estate taxes of approximately $335,000 at a rate of 1.80%.

The following table sets forth the lease expirations of Senior Care Portfolio 1 for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases.

% of Gross
Annual Rent
		Total Square	Gross Annual	Represented
	No. of Leases	Feet of Expiring	Rent of	by Expiring
Year	Expiring	Leases	Expiring Leases	Leases

2008	—	—	$—	—%
2009	—	—	$—	—%
2010	—	—	$—	—%
2011	—	—	$—	—%
2012	—	—	$—	—%
2013	—	—	$—	—%
2014	—	—	$—	—%
2015	—	—	$—	—%
2016	1	155,000	$2,650,000	76.51%
2017	2	71,000	$814,000	23.49%

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for the Senior Care Portfolio 1 for the last five years:

		Average Effective Annual Rental
Year	Average Occupancy Rate	Rate per Square Foot

2003	100%	$14.20
2004	100%	$14.28
2005	100%	$14.43
2006	100%	$14.75
2007	100%	$14.99